

Mail Stop 4561

February 3, 2009

Via U.S. Mail

Walter T. Kaczmarek
Chief Executive Officer
Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113

>   **Re: Heritage Commerce Corp**
>   **Form 10-K**
>   **Filed March 17, 2008**
>   **File No. 000-23877**

Dear Mr. Kaczmarek:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Form 10-K

Item 11. Executive Compensation

General

1.   Please refer to comment 1 in our letter dated December 16, 2008. We note that you will revise future filings to provide the requested disclosure. Please provide us with a draft of your proposed disclosure regarding the peer group component companies.

2.   Please refer to comment 2 in our letter dated December 16, 2008. Please confirm that you do not currently intend to seek confidential treatment of any future performance targets that will be used to establish compensation.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Management, page 17 of DEF 14A

3.   Please refer to comment 3 in our letter dated December 16, 2008. We note your affirmation that loans entered into with related parties were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender. Please confirm that this disclosure will be included in future filings.

4.   Please refer to comment 4 in our letter dated December 16, 2008. We note that you will revise future filings to provide the requested disclosure. Please provide us with a draft of your proposed disclosure regarding the total dollar volume of loans outstanding at year end.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3421 with any questions.

Sincerely,

David S. Lyon
Senior Financial Analyst

cc: By fax (213) 896-0400
        Mark A. Bonenfant
        BuchalterNemer